                                                                REGISTRATION NO.
PAGE 1 OF   PAGES                                             INVESTMENT COMPANY
                                                           ACT FILE NO. 33-26356

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 5

                                       TO

                                    FORM N-5
                    REGISTRATION STATEMENT OF SMALL BUSINESS
                               INVESTMENT COMPANY
                                     UNDER
                       THE INVESTMENT COMPANY ACT OF 1940
                             DATED OCTOBER 17, 2000

                            ------------------------

                        UNITED CAPITAL INVESTMENT CORP.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                        60 EAST 42ND STREET, SUITE 1515
                            NEW YORK, NEW YORK 10165
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                              RAYMER W. MCQUISTON
                                HOLLAND & KNIGHT
                                  195 BROADWAY
                            NEW YORK, NEW YORK 10007
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

     The Registrant hereby amends this Registration Statement in accordance with
Section 8(b) of the Investment Company Act of 1940.

                               TABLE OF CONTENTS

                                                                     PAGE
                                                                     NO.
                                                                     ----
 1.  Organization and Business...................................      1
 2.  Fundamental Polices of the Registrant.......................      3
 3.  Policies With Respect to Security Investments...............      5
     Ownership of Voting and Convertible Securities of Other
 4.  Issuers.....................................................      6
 5.  Special Tax Provisions Applicable to Registrant.............      6
 6.  Pending Legal Proceedings...................................      8
 7.  Summary of Earnings.........................................      8
 8.  Persons in Control Relationship With Registrant.............      9
 9.  Persons Owning Equity Securities of Registrant..............     10
10.  Number of Holders of Equity Securities......................     10
11.  Directors and Executive Officers............................     10
12.  Members of Advisory Board of Registrant.....................     10
     Remuneration of Directors, Officers and Members of Advisory
13.  Board.......................................................     11
14.  Indemnification of Directors and Officers...................     11
15.  Custodians of Portfolio Securities..........................     11
16.  Investment Advisers.........................................     11
     Business and Other Connections of Investment Advisers and
17.  Their Managements...........................................     11
18.  Interest of Affiliated Persons in Certain Transactions......     11
19.  Capital Stock...............................................     12
20.  Long-term Debt..............................................     13
21.  Other Securities............................................     13
22.  Financial Statements........................................     14

             PART I. INFORMATION REQUIRED IN REGISTRATION STATEMENT
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

ITEM 1.  ORGANIZATION AND BUSINESS

     United Capital Investment Corp. (the "Company") was formed as a New York corporation on May 11, 1984 for the purpose of operating as a Specialized Small Business Investment Company ("SSBIC") (formerly characterized as a Minority Enterprise Small Business Investment Company), is licensed under the Small Business Investment Act of 1958 (the "1958 Act"), and regulated and financed in part by the United States Small Business Administration ("SBA"). The Company currently maintains offices at 60 East 42nd Street, Suite 1515, New York, New York 10165 (telephone: 212-682-7210).

     The Company is registered as a non-diversified, closed-end investment company under the Investment Company Act of 1940, as amended (the "1940 Act") and is taxed as a "regulated investment company" under the Internal Revenue Code of 1954, as amended (the "Code"). See "Item 5." The Company's business is to provide financing to persons who qualify under SBA regulations as socially or economically disadvantaged persons or to entities which are at least 50% owned, controlled and managed by such persons. The Company concentrates at least twenty percent (20%) or more of the value of its assets in the following group of industries: wholesale and retail trade; services; and manufacturing. These businesses are primarily comprised of restaurants, fast food businesses, grocery stores, dry cleaners and laundromats, import-export businesses, garage services and taxi cabs located primarily in New York, New Jersey and Connecticut.

     The Company was granted a license to operate as an SSBIC by the SBA on February 5, 1985. At such time, the shareholders of the Company consisted of Paul Lee, Pei Chung Lee, Simon Lai and James Yu. The initial shareholders had contributed a total of approximately $1,030,000 to the capitalization of the Company. In 1986 and 1987, the Company received its initial financing from the SBA through the sale of the SBA of 1,000 shares of Preferred Stock for a total of $1,000,000 and the issuance to the SBA of Subordinated Debentures in the aggregate principal amount of $2,000,000. The Company is actively operating as an SSBIC.

     In 1989, the Company offered 49,000 shares of its common stock, $.01 par value (the "Common Stock"), at a purchase price of $10.40 per share pursuant to its Registration Statement. The Company currently has outstanding a total of 199,000 shares of Common Stock.

SSBIC BENEFITS

     (a) General. As an SSBIC, the Company is eligible to receive certain financing from the SBA on favorable terms, and the Company and its stockholders are entitled to certain tax benefits, both described below. The SBA has a certain amount of discretion in determining the type of amount of financing that will be made available to an SSBIC. In addition, there are certain restrictions and requirements to which the Company is subject by virtue of its being an SSBIC; See "SBA Regulations", below.

     (b) Background. Small Business Investment Companies ("SBICs") were created under the 1958 Act as a vehicle for providing equity capital, long-term loan funds and management assistance to small business. In general, the SBA considers a business to be "small," and therefore eligible to receive loans from an SSBIC, only if its net worth does not exceed $6,000,000 and if the average of it net annual income after taxes for these preceding two years was not more than $2,000,000 or the Borrower meets the size standard adopted by the SBA for the industry in which it is then engaged. Although SBICs are privately owned, they are licensed, regulated and sometimes financed in pat by the SBA. SSBICs are SBICs which specialize in providing equity funds, long-term loans and management to individuals, or to small business concerns at least 50% owned and managed by individuals, from groups in the United States that are socially or economically disadvantaged, such as Blacks, Indians, Eskimos, persons of Mexican, Puerto Rica, Cuban, Filipino or Asian extraction, Vietnam War era veterans, and other groups which fall within SBA guidelines relating to socially or economically disadvantaged persons.

     (c) Benefits. The principal benefits to the Company as a result of its being licensed as an SSBIC are as follows:

          (1) The SBA is authorized to purchase shares of nonvoting preferred stock of an SSBIC which provide for preferred and cumulative dividends. For a discussion of the amount of preferred stock of the Company previously acquired by the SBA, see "Item 20" below.

          (2) The SBA is also authorized to purchase debentures issued by an SSBIC which loans funds to, but does not invest in the equity of, small businesses. For a discussion of the amount of debentures sold to the SBA, see "Item 20" below.

          (3) The tax benefits to a company licensed as an SSBIC and to its shareholders are discussed below in "Item 5."

SBA REGULATION

     The Company, as a holder of a license from the SBA to operate as an SSBIC is subject to broad regulations by the SBA with respect to various aspects of its ownership and operation. The Company is subject to certain restrictions and requirements under the 1958 Act and SBA regulations thereunder. These restrictions and requirements include, but are not limited to, the following:

           (i) The interest rate charged by SSBICs on loans to small businesses may not exceed the greater of 19% per annum or 11% above the current announced rate of the most recent sale of debentures by the SBIC funding corporation.

           (ii) The aggregate commitments by an SSBIC to any single small business enterprise may not exceed 30% of the aggregate paid-in capital and paid-in surplus of the SSBIC.

          (iii) Management and advisory services must be performed by an SSBIC in accordance with a written contract and certain record-keeping requirements must be satisfied.

          (iv) The term of SSBIC loans to small businesses may not exceed 20 years.

          (v) Prior written consent of the SBA is required in the event of any proposed transfer of control of an SSBIc and any proposed transfer of 10% or more of any class of an SSBIC's stock ownership by any person or group of persons acting in concert owning 10% or more of any class of an SSBICs stock.

          (vi) Limitations are imposed on the ability of the officers, directors, managers or 10% stockholders of an SSBIC to become an officer, director, manager of 10% stockholder of another SSBIC.

          (vii) Prior written consent of the SBA is required in the event of a merger, consolidation or reorganization of the SSBIC.

          (viii) SSBIC funds in excess of $1,000 not invested or loaned to small businesses and not applied to the conduct of its operations are required to be deposited in, or invested in time deposits of, federally-insured banks.

     An SSBIC may not control its investee companies except to the extent temporarily required to protect its investment. Additionally, SBA regulations require SSBICs to conduct active operations. An SSBIC is inactive and thus violates SBA Regulations if at the close of any fiscal year it has more than 20% of its assets in idle funds and if it has failed to provide financing aggregating 20% of the average amount of its idle funds during the past eighteen months. The SBA requires the SSBIC to submit written justification of such inactivity.

     As part of the regulatory framework, SSBICs are subject to examinations by SBA agents at least once annually and are required to pay examination fees and maintain certain records, files, internal control programs and reports. Moreover, the SBA is authorized to suspend an SSBIC's license, issue cease and desist orders, remove officers and directors of an SSBIC, subpoena witnesses and records, apply for injunctions to the appropriate district court, and apply for further acts of enforcement to the appropriate U.S. Circuit Court of Appeals.

ITEM 2.  FUNDAMENTAL POLICIES OF THE REGISTRANT

     (a) Issuance of Senior Securities. United Capital Investment Corp. (the "Company") is authorized by its Certificate of Incorporation to issue shares of 3% cumulative preferred stock, $1,000 par value (the "Class A Preferred Stock"), 4% cumulative Class preferred stock, $1,000 par value (the "Class B Preferred Stock") and subordinated debentures to the Small Business Administration ("SBA") pursuant to the applicable provisions of the Small Business Investment Act of 1958, as amended (the "1958 Act"), and the regulations promulgated thereunder. As of December 31, 1996, the Company had repurchased its Class A Preferred Stock through the SBA Repurchase Program. As of December 31, 1997, the Company had issued 900 shares of its Class B Preferred Stock to the SBA for a total of $900,000. The Company has issued ten-year subordinated debentures ("Subordinated Debentures") to the SBA as follows:

                                                                  ANNUAL RATE OF INTEREST
                                                                 --------------------------
PRINCIPAL AMOUNT                            DATE OF MATURITY     1ST 5 YEARS    2ND 5 YEARS
----------------                           ------------------    -----------    -----------
$400,000.................................  September 1, 2001        5.33%          8.33%
$1,400,000...............................  December 18, 2006        7.08%          7.08%

The Company intends to issue preferred stock and subordinated debentures to the SBA in the maximum amounts permissible under the 1958 Act and the applicable regulations. The SBA's claims are subordinated only in favor of lenders not Associated with the Company with respect to the Subordinated Debentures unless the SBA otherwise consents to subordinate any of its claims in writing.

     (b) Borrowing of Money. The Company is authorized by its Certificate of Incorporation to borrow money and issue debenture bonds, promissory notes and other obligations, subject to SBA regulatory limitations. The Company reserves the right to borrow additional funds if determined by the Company's Board of Directors to be in the best interests of the Company. The Company has the power to borrow funds from banks, trust companies, other financial institutions, the SBA or any successor agency and/or other private or governmental sources, if determined by the Company's Board of Directors to be in the best interests of the Company. As of December 31, 1998, the $350,000 line of credit with the Hong Kong & Shanghai Banking Corporation was fully repaid to the bank.

     (c) Underwriting. The Company has not engaged, and does not intend to engage, in the business of underwriting the securities of other issuers.

     (d) Concentration of Investments. The Company has engaged, and intends to continue to engage, primarily in the business of financing the acquisition and/or operation of a variety of retail businesses which include but are not limited to restaurants, fast food operations, grocery stores, dry cleaners and laundromats, import-export businesses, garage services and taxi cabs located primarily in New York, New Jersey and Connecticut, by those persons defined by SBA regulations as socially or economically disadvantaged persons or entities which are at least 50% owned by persons so defined as socially or economically disadvantaged. The Company will concentrate at least twenty-five percent (25%) or more of the value of its assets in the following group of industries: wholesale and retail trade; services; and manufacturing. No loans are to businesses owned or controlled by affiliated or interested persons of the Company as defined in Sections 2(a)(3) and (19) of the 1940 Act.

     (e) Real Estate. The Company has not engaged, and does not intend to engage, in the purchase and sale of real estate.

     (f) Commodities Contracts. The Company has not engaged, and does not intend to engage, in the purchase and sale of commodities or commodities contracts.

     (g) Loans. The Company has made, and will continue to make, loans to small business concerns in accordance with the provisions of the 1958 Act and the regulations issued by the SBA thereunder. Since obtaining its SBA license on February 5, 1985, the Company had, as of December 31, 1999, made loans to small business concerns in the aggregate principal amount of $18,731,701, of which $2,486,133 was outstanding on December 31, 1999.

     A substantial portion of the Company's loans have been made in the past to owners of wholesale and retail trade; services, and manufacturing businesses. The Company currently anticipates that a substantial portion of its financing operations will continue to be directed at purchasers or owners of wholesale and retail trade; services,; and manufacturing businesses. The Company reserves the right, subject to any limitations imposed by SBA regulations or the 1940 Act or to shareholder approval of a change in what constitutes a fundamental policy of the Company, if its Board of Directors deems it to be in the Company's best interest, to make loans to and investments in any business that would be allowed by applicable SBA regulations.

     Loans made by the Company are subject to certain restrictions imposed by the SBA as to interest rates (as described above ) and term (currently, no more than 20 years). Reference is made to the discussion under the heading "SBA Regulations, Item 1" for more detailed information in this regard. Generally, such loans have been and will continue to be made to finance the acquisition and operation of retail businesses, will be secured by fixtures, equipment, other related assets, real estate (if available) and shares of stock of the borrower (if available) and will in many cases be personally guaranteed by owners of the company owning the retail business. As stated above, the Company may revise the nature of its loan portfolio at such time as its Board of Directors determines, in its sole discretion, that such revision is in the best interests of the Company in light of then existing business and financial conditions. (No such revision is currently contemplated.) The Company does not currently anticipate that its loan portfolio will realize an annual turnover in excess of 50%. The Company will not lend to, or otherwise invest more than, the lesser of (i) 10% of its total assets, or (ii) 30% of its paid-in capital attributable to its Common Stock, in any one small business concern. (See "SBA Regulations, Item 1") The Company has not made, and is prohibited by applicable SBA regulations from making, loans to officers, directors or principal stockholders of the Company or "Associates" of the Company, as such term is defined in applicable SBA Regulations.

     The Company's currently outstanding loans represented loans made to finance certain diversified businesses. The following table sets forth certain diversified businesses. The following table sets forth a classification of the Company's outstanding loans as of December 31, 1999:

                        UNITED CAPITAL INVESTMENT CORP.

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               DECEMBER 31, 1999

                                                                         ORIGINAL
OUTSTANDING                                 NUMBER                       MATURITY       BALANCE
TYPE OF LOAN                               OF LOANS    INTEREST RATE       DATE       OUTSTANDING
------------                               --------    -------------    ----------    -----------
Dry Cleaners.............................     11       10.00%-15.00%    4-12 years    $  893,439
Restaurants..............................     11       12.50%-14.50%    4-10 years       635,378
Deli -- Grocery..........................      7        9.50%-15.00%    4-10 years       302,597
Taxi Cabs................................      3        8.75%-13.50%    4-15 years       111,576
Beauty Salons............................      3       12.00%-15.00%    4-15 years       133,267
Manufacturers............................      1        Prime +1.00%      15 years        97,005
Medical Clinics..........................      4       11.50%-14.00%     4-6 years        67,709
Sporting Goods...........................      2       14.00%-15.00%       4 years        52,529
Herb Store...............................      2        9.00%-14.00%     4-5 years       159,658
Clothing Store...........................      1       13.50%-15.00%     5-8 years        18,261
Sporting Goods...........................      1              15.00%       4 years        17,143
Art Supplies.............................      2              14.50%     4-6 years        19,662
Bakery & Food............................      1               9.00%       5 years        19,119
Manufacturing............................      1         Prime 1.00%      15 years        58,308
Import -- Export.........................      1              12.00%       4 years        32,016
                                                                                      ----------
                                              49                                      $2,468,133
                                              ==                                      ==========

     The average loan made by the Company to finance the acquisition and/or operation of retail or commercial businesses varies from 25% to 50% of the market value of fixtures and related assets and, in certain cases, real estate used to collateralize the loan. In many cases, the loans are also personally guaranteed by the stockholders of the borrower. The balance of the acquisition price of a retail or manufacturing business is typically financed through a combination of loans secured by a second subordinated mortgage on real estate and cash furnished by the owners. In many instances the Company has obtained a relatively higher rate of interest in connection with these subordinated financings. The Company has not committed more than 10% of its assets to any one business concern. The interest rate charged by the Company on its currently outstanding loans ranges from 8.75% to 15% per annum. For the month of December 31, 1999, the average annual unweighted rate per loan was 13%.

     As an SSBIC, the Company is required by applicable SBA regulations to submit to the SBA annual valuations of its investment portfolio, as determined by its Board of Directors which considers numerous factors including but not limited to financial strength of borrowers to determine "good" or "bad" status, any fluctuations in interest rates to determine marketability of loans. The Board of Directors has valued the investment portfolio based upon the cost of such investments, less a provision for loan losses. The provision for loan losses represents a good faith determination by the Board of Directors. In the event the Company invests in the future in securities for which price quotations are readily available, the Company will value such investments at their fair market value, based on such quoted prices. With respect to securities for which price quotations are not readily available, such securities will be valued at fair value as determined by the Board of Directors.

     In evaluating each applicant for a loan, the Company considers the following factors: (1) the application (or fifty percent (50%) in interest of the concern's principal owners) must be classified as a disadvantaged person under SBA regulations, (2) the applicant must be credit-worthy (which normally included an analysis of the income and assets of the borrower) as determined on the basis of a standard credit check performed or commissioned by the Company, and (3) the value and type of collateral proposed by the prospective borrower to collateralize the loan.

     The Company's current provision of $97,073 for depreciation on loan losses is deemed sufficient.

     SBICs, SSBICs, smaller banks and private lenders have traditionally financed the acquisition and/or operation of small retail and manufacturing businesses. The Company expects to continue to encounter substantial competition from these concerns, many of which are well established and have resource which far exceed those available to the Company.

ITEM 3.  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

     (a) Types of Investments. The Company has been organized primarily to provide long term loan funds to small business concerns, as described in item 2(g) above. The Company's Certificate of Incorporation provides the Company with the authority to invest in the equity capital of small business concerns. The Company will concentrate at least 20% of the value of its assets in the following group of industries: wholesale and retail trade; services; and manufacturing.

     The Company has filed a Notice of Registration on Form N-8A with the Securities and Exchange Commission ("SEC") on September 27, 1989 stating its intention to qualify as a closed-end, non-diversified investment company as such terms are defined in Section 5 of the Investment Company Act of 1940. The Registration was declared effective on October 18, 1989 by the SEC.

     (b) Maximum Investment. The Company will not lend or otherwise invest more than the lesser of (i) 10% of its total assets or (ii) 30% of its paid-in capital attributable to its Common Stock with respect to any one small business concern.

     (c) Percentage of Voting Securities. The percentage of voting securities of any one small business concern which the Company may acquire may not exceed 49% of the outstanding voting securities of such small business, directly or indirectly, if there are fewer than 50 shareholders, except as set forth in paragraph (d) of this Item 3.

     (d) Management Control. The Company does not intend to invest in any company for the purpose of exercising control of management. However, the Company may elect to acquire control in order to protect any of its prior investments which it considers at risk.

     (e) Investment Companies. The Company intends to make changes in its portfolio when, in the judgment of its Board of Directors, such changes will be in the best interest of the Company's stockholders in light of the existing business and financial conditions.

     (f) Loan Portfolio Turnover. The Company does not anticipate that its loan portfolio will realize an annual turnover in excess of 50%, although there can be no assurance with respect thereto.

     The policies set forth in response to this Item 3 constitute fundamental policies of the Company which may be changed only by the vote of majority of its outstanding voting securities.

ITEM 4.  OWNERSHIP OF VOTING AND CONVERTIBLE SECURITIES OF OTHER ISSUERS

     The Company does not own, control or hold the power to vote 5% or more of the voting securities of any company, nor does it own securities of any company which are convertible into voting securities of such company and which would, upon such conversion, represent 5% or more of the voting securities of such company. See paragraph (d) of item 3 above.

ITEM 5.  SPECIAL TAX PROVISIONS APPLICABLE TO REGISTRANT

     The following discussion is based on the currently existing provisions of the Code and the currently existing regulations thereunder. No assurance can be given that future legislation or administrative changes or court decisions will not significantly modify the statements expressed herein. The following discussion is only a general summary of some of the federal tax principles applicable to the Company and to an investment in the Company's Common Stock, and does not purport to be a complete description of the tax considerations applicable to such investment. Prospective investors should consult their own tax advisers with respect to the tax considerations which pertain to their purchases of the Company Common Stock.

TAXATION OF A REGULATED INVESTMENT COMPANY

     Under Section 851 of the Code, a domestic corporation which qualifies may elect to be taxed as a regulated investment company. A regulated investment company can generally avoid federal income taxation at the corporate level to the extent its income is distributed to its stockholders, since it can deduct most dividends paid. In order for the Company to qualify for the tax status of a regulated investment company for a given fiscal year, it must meet each of the following conditions for that fiscal year:

          (a) The Company must elect to be treated as a regulated investment company on its return for the current taxable year or must have made such election in a prior taxable year.

          (b) The Company must be registered as an investment company under the 1940 Act during the entire year.

          (c) At least 90% of the Company's gross income for the year must be derived from interest, gains on the sale or other disposition of stocks or other securities, dividends, and payments with respect to securities loans.

          (d) Less than 30% of the Company's gross income must be derived from the sale or other disposition of securities held for less than three months.

          (e) At the close of each quarter, at least 50% of the value of the Company's total assets must be represented by cash, cash items (including receivables), government securities and securities of other regulated investment companies. There are also limitations on the extent to which the Company's holdings may be concentrated in the securities of a single issuer.

          (f) The Company's deduction for dividends paid (as defined in the Code equals or exceeds the sum of (i) 90% of its investment company taxable income (as defined in the Code) and (ii) 90% of the excess of its tax-exempt income over certain disallowed tax-exempt interest deductions.

     A regulated investment company is subject to tax on its "investment company taxable income", which is, in general, determined by excluding from its taxable income any net capital gain and without allowing the deduction for net operating losses and the dividend received deductions for corporations. A deduction for dividends paid computed without regard to the capital gains dividend and exempt interest is allowed. Also a tax at capital gains rates is imposed upon the excess of net capital gain over the amount of the capital gains dividends paid to shareholders during the year.

     The Company is also subject to a non-deductible excise tax equal to four percent (4%) of the excess, if any of the "required distributions" for each calendar year over the "distributed amount" for such calendar year. For these purposes, the term "required distribution" means, in general, the sum of (i) 98% of the Company's ordinary income for the calendar year, and (ii) 98% of the Company's capital gain for the 12-month period ending December 31 of the calendar year (unless the Company elects to also use the calendar year for purposes of computing its capital gain), plus an amount denominated as "prior year shortfall". The term "distributed amount" means, in general, the deduction for dividends paid for such calendar year plus the amount, if any, of corporate tax payable by the Company.

     The tax benefits available to a qualified regulated investment company are prospective commencing with the fiscal year in which all the conditions listed above are met, and would not permit the Company to avoid income tax at the corporate level on income earned during prior taxable years.

     If the Company fails to elect or fails to qualify as a regulated investment company, the Company's earnings will generally be subject to corporate income taxation, and distributions by the Company in the form of dividends will generally be taxed as ordinary income to its shareholders to the extent of the Company's current and accumulated earnings and profits.

TAXATION OF REGULATED INVESTMENT COMPANY SHAREHOLDER

     A shareholder of a regulated investment company is taxable on the distributions received from a regulated investment company. The portion of the dividend that represents a capital gains distribution is reportable as long term capital gains, regardless of how long the shareholder may have owned the stock. Individuals' capital gains distributions are taxed at the individuals regular rates, but subject to the maximum 28% rate; net long term capital gain received by corporations are subject to regular corporate rates, but subject to maximum rate of 35%. Long term capital gain distributions do not qualify for the corporate dividends received by a corporate shareholder may qualify for the dividends received deduction if regulated investment company designates the amount distributed as an ordinary dividend, and the aggregate amount received does not exceed the aggregate amount of dividends received by the regulated investment company. In general, part of the ordinary income dividends received by a regulated investment company will qualify for the dividend received deductions available to corporate shareholders in the same ratio that the regulated investment company's dividend income from domestic corporations for a taxable year bears to its gross income for such year (excluding from the Company's gross income gain from the sale or other disposition of stock or other securities). The Company has and will only enter into transactions that will result in interest income, and, therefore, it is unlikely that any part of the ordinary dividends payable by the Company will qualify for the dividend received deduction.

     The Tax Reform Act of 1986 ("1986 Act") and subsequent statutory amendments have significantly changed the Federal income tax system. The marginal Federal income tax rate of individuals and other taxpayers were reduced thereby decreasing the favorable capital gains treatment available upon the sale, exchange or other taxable disposition of a capital assets. In addition, the dividend exclusion available to individuals was eliminated and the dividend received deduction available to corporations was reduced from 85% to 80% or 70% of the dividends received.

     Under the Code, the miscellaneous itemized deductions of a taxpayer are only allowed as a deduction to the extent that such miscellaneous itemized deductions exceed two percent (2%) of the taxpayer's adjusted gross income. The limit on such itemized deductions will apply to a shareholder of regulated investment companies if such company is not a "publicly offered" regulated investment company, in which case the shareholder is treated as if he had earned his allocable share of the company's income and incurred his allocable share of the expenses of the company directly. For this purpose, substantially all of the expenses of the Company (compensation to employees, allocable office expenses, management fees, etc.) will be treated as miscellaneous itemized deductions of the shareholders.

TAX BENEFITS OF SSBICS

     The Company and its shareholders should qualify for certain tax benefits not ordinarily not available to corporations not licensed as SSBICs, specifically:

          1. Under Section 1243 of the Code, the Company would be entitled to an ordinary loss (rather than capital loss) for losses sustained on stock derived from the conversion of convertible debentures. Because the Company does not presently intend to purchase convertible debentures, however, this potential benefit is not likely to be of practical significance to investors.

          2. Under Section 1242 of the Code, the Company's shareholders would be entitled to take a deduction for an ordinary loss rather than a capital loss on losses resulting from the worthlessness or the sale or exchange of the company's Common Stock. Shareholders may treat such losses as if they were attributable to a trade or business of the Shareholder, thereby enabling them to treat such losses as net operating losses. The shareholders may also qualify for ordinary loss treatment under Section 1244 of the Code or losses arising from the sale, exchange or worthlessness of shares.

ITEM 6.  PENDING LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings.

ITEM 7.  SUMMARY OF EARNINGS

     The following table sets forth certain financial information of the Company for the fiscal years ended December 31, 1997, 1998 and 1999 and should be read in conjunction with the more detailed financial information included herein. In the opinion of the Company, all adjustments necessary to a fair presentation of the results of the unaudited periods have been included:

                                                        FOR THE YEARS ENDED DECEMBER 31
                                                       ---------------------------------
                                                         1999         1998        1997
                                                       ---------    --------    --------
Total Revenue........................................   372,990     485,871     508,258
Interest Expense.....................................   146,000     165,081     164,292
Other Expense........................................   273,194     274,470     263,835
Total Expense........................................   419,194     439,551     428,127
Investment Income Before Taxes and Loan Loss
  Reserve............................................   (46,204)     46,320      80,131
Unrealized Depreciation in Value of Investments......   130,850      57,547      77,704
Provision (Benefit) for Income Taxes (State and
  Federal)...........................................       680         625         688
Net Investment Income (Loss).........................  (177,734)    (11,852)      1,739
Dividends on Preferred Stock to SBA Restricted.......        --          --          --
Net Investment Income (Loss) Available to Common
  Stock..............................................        --          --      46,029
Earnings (Loss) per Share of Common Stock (after
  payment of Preferred Stock dividend)...............     (0.89)      (0.06)       0.23
Dividends............................................        --          --          --
Shares of Common Stock Outstanding...................   199,000     199,000     199,000

ITEM 8.  PERSONS IN CONTROL RELATIONSHIP WITH REGISTRANT

     The following table sets forth certain information concerning the directors and executive officers of the Company:

NAME                                              ADDRESS                          POSITION
----                               -------------------------------------    ----------------------
Paul Lee.........................  c/o United Capital Investment Corp.      President and Director
                                   60 East 42nd Street
                                   New York, New York 10065

Linda Lee........................  c/o United Capital Investment Corp.      Secretary
                                   60 East 42nd Street
                                   New York, New York 10065

Robert Lee.......................  c/o United Capital Investment Corp.      Vice President
                                   60 East 42nd Street
                                   New York, New York 10065

Simon Lai........................  c/o United Capital Investment Corp.      Treasurer and Director
                                   60 East 42nd Street
                                   New York, New York 10065

Pei Chung Lee....................  c/o United Capital Investment Corp.      Director
                                   60 East 42nd Street
                                   New York, New York 10065

Robert Hsieh.....................  c/o United Capital Investment Corp.      Director
                                   60 East 42nd Street
                                   New York, New York 10065

Chek Jun Chan....................  c/o United Capital Investment Corp.      Director
                                   60 East 42nd Street
                                   New York, New York 10065

     PAUL LEE, 74, has been President and a Director of the Company since May 1984. From 1975 to April 1984, Mr. Lee served as President and Director of World Wide Marine, Inc.

     LINDA LEE, 64, was Vice President of the Company from May 1984 to 1996. Ms. Lee is the wife of Paul Lee, President and a Director of the Company.

     ROBERT LEE, 52, has been a Vice President of the Company since May 1984. Mr. Lee resigned in April 19, 1991 but rejoined the Company on December 27, 1996. From September 1978 to May 1987, Mr. Lee was employed by Time, Inc. Mr. Lee is the son of Pei Chung Lee, a Director of the Company.

     SIMON LAI, 66, has been Treasurer and a Director of the Company since May 1984. From 1968 to the present, Mr. Lai has served as Director of General Accounting for St. Luke's-Roosevelt Hospital Center located in New York, New York.

     PEI CHUNG LEE, 79, has been a Director of the Company since May 1984. From 1980 to the present, Mr. Lee has served as director for World International Holdings Ltd. In addition, Mr. Lee has served as Vice Chairman for World Wide Shipping Agency Ltd. from 1973 to 1994.

     ROBERT HSIEH, 65, has been a Director of the Company since May 1984. From 1985 to 1995, he has served as President of Suntan Knitwear Inc. and from 1976 to 1985 he served as President of ATA Knit Inc.

     CHEK JUN CHAN, 64, has been a Director of the Company since January 1989. Mr. Chan is the Manager of the Accounting Department of World Wide Marine, Inc. from 1970 to the present.

ITEM 9.  PERSONS OWNING EQUITY SECURITIES OF REGISTRANT

     The following table sets forth certain information as to those persons who, to the knowledge of the Company, owned beneficially 5% or more of the outstanding Common Stock of the Company as of December 31, 1999, and as to the officers and directors of the Company as a group:

                                                    NUMBER OF SHARES OF
                                                       COMMON STOCK        PERCENTAGE AS OF
NAME AND ADDRESS                                           OWNED           DECEMBER 30, 1999
----------------                                    -------------------    -----------------
Paul Lee
  c/o United Capital Inv. Corp.
  60 East 42nd Street
  New York, New York 10165........................         68,250                34.30%

Pei Chung Lee
  c/o United Capital Inv. Corp.
  60 East 42nd Street
  New York, New York 10165........................         52,753                27.50%

Linda Lee
  c/o United Capital Inv. Corp.
  60 East 42nd Street
  New York, New York 10165........................         19,200                  9.6%

Rita Lee
  c/o United Capital Inv. Corp.
  60 East 42nd Street
  New York, New York 10165........................         18,900                  9.5%

Simon Lai
  c/o United Capital Inv. Corp.
  60 East 42nd Street
  New York, New York 10165........................         15,000                  7.5%

James Yu
  c/o United Capital Inv. Corp.
  60 East 42nd Street
  New York, New York 10165........................         14,260                 7.20%
All officers and directors as a group (7
  persons)........................................        157,243                   79%

ITEM 10.  NUMBER OF HOLDERS OF EQUITY SECURITIES

     The following table indicates the approximate number of holders of record of each class of equity securities of the Company as of December 31, 1999:

TITLE OF CLASS                                        NUMBER OF HOLDERS
--------------                                        -----------------
Common Stock........................................         114
Class A Preferred Stock.............................           0
Class B Preferred Stock.............................           1

ITEM 11.  DIRECTORS AND EXECUTIVE OFFICERS

     See Item 8 of this Registration Statement.

ITEM 12.  MEMBERS OF ADVISORY BOARD OF REGISTRANT

     The Company does not have an Advisory Board or similar board, other than its Board of Directors.

ITEM 13.  REMUNERATION OF DIRECTORS, OFFICERS AND MEMBERS OF ADVISORY BOARD

     The following table sets forth all remuneration for services rendered to the Company during the year ended December 31, 1999, paid to or accrued for the account of all executive officers as a group. Paul Lee received $82,000 in salary in 1999 as president of the Company and Linda Lee received $65,000 in salary in 1999 as Secretary of the Company.

NAME OF INDIVIDUAL OR
NUMBER OF PERSONS IN GROUP                                  SALARIES
--------------------------                                  --------
All executive officers as a group(2)....................    $147,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     By action of its Board of Directors, the Company has modified its by-laws to provide indemnification to its past and present directors and officers as follows:

     The Company shall indemnify its past and present officers and directors against reasonable expenses (including attorneys' fees) and, in non-derivative suits, against judgments, fines, and amounts paid in settlement resulting from any action or proceeding, whether civil or criminal, by reason of the fact of such officership or directorship. Such indemnification is only available, however, if the liability of such officer or director did not arise by reason of the proposed indemnitee's willful malfeasance, bad faith, gross negligence or reckless disregard of duties (such conduct to be referred to hereinafter as "disabling conduct"). The proposed indemnitee shall be deemed to have not engaged in disabling conduct if (a) a final decision on the merits is entered by a court or other body before whom the proceeding is brought that the proposed indemnitee was not liable by reason of disabling conduct (which shall be understood to include the dismissal of an action or proceeding for insufficiency of evidence of disabling conduct with which the proposed indemnitee is charged),
(b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, is made that the proposed indemnitee was not liable by reason of disabling conduct by (i) the vote of a majority of a quorum of directors who are neither "interested persons" (as defined in the 1940 Act) nor parties to the proceeding ("independent directors") or (ii) independent legal counsel in a written opinion. The Company may also advance attorneys' fees or other expenses incurred by a proposed indemnitee (or another party on his behalf) undertakes to repay the advance unless it is ultimately determined that the is entitled to indemnification, and further provided, that (a) the proposed indemnitee shall provide security for his undertaking, (b) the Company shall be insured against losses arising by reason of lawful advances, or (c) a majority of a quorum of independent directors, or independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that there is reason to believe that the proposed indemnitee will ultimately be found entitled to indemnification.

ITEM 15.  CUSTODIANS OF PORTFOLIO SECURITIES

     The Company acts as custodian for all securities held in its portfolio. As such, the Company is subject to the "self-custodian" provisions of Rule 17f-2 under the 1940 Act. The Company maintains its securities at Chase Manhattan Bank, 60 East 42nd, New York 10165 in a safe deposit box maintained by the Company.

ITEM 16.  INVESTMENT ADVISERS

     Not applicable.

ITEM 17. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISERS AND THEIR MANAGEMENT

     Not applicable.

ITEM 18.  INTERESTS OF AFFILIATED PERSONS IN CERTAIN TRANSACTIONS

     The Board of Directors of the Company has adopted policies governing potential conflicts of interest between the Company and its directors and officers. Together, these policies comprise the Company's "Code of Ethics" as required under the 1940 Act. The Company complies with SBA regulations prohibiting conflicts of interest in providing financings to associated entities.

     These policies generally provide that no officer, director or employee of the Company will make any loan which might be deemed to be appropriate for the Company, unless and until such transaction is first approved by a majority of the directors of the Company who are not "interested persons" of the Company within the meaning of the 1940 Act and who have no financial or other material interest in the transaction. In reviewing any such transaction, the directors will examine, among other factors, whether the transaction would deprive the Company of an opportunity or whether it would otherwise conflict with the best interests of the Company and its stockholders. A complete record of any such review and the results of the review will be maintained by the Company as part of its permanent records.

     A copy of the Company's Code of Ethics has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and the discussion thereof in this Prospectus is qualified in its entirety by this reference thereto.

     See Item 13 of this Registration Statement.

ITEM 19.  CAPITAL STOCK

     The authorized capital stock of the Company consists of 1,000 shares of Cumulative Class A Preferred Stock, $1,000 par value, 3,000 shares of Cumulative Class B Preferred Stock, $1,000 par value, and 300,000 shares of Common Stock, $.01 par value.

COMMON STOCK

     Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding share of Common Stock may elect all of the Directors of the Company. The Common Stock does not have any preemptive rights.

     All shares of the Common Stock outstanding upon the completion of this Offering, upon payment therefor, will be fully paid and non-assessable. Upon liquidation, dissolution or winding up of the affairs of the Company, its assets remaining after provision for payment of creditors would be distributed pro rata among holders of the Common Stock.

     Dividends may be paid to the holders of the Common Stock when and if declared by the Board of Directors out of funds legally available therefor, but only after the Company has paid all cumulated dividends then in arrears on its Preferred Stock. In order to qualify as a "regulated investment company" for federal income tax purposes, the Company is required to distribute annually as dividends at least 90% of its taxable income, to the extent earned. As of December 31, 1997, the Company had issued and outstanding 199,000 shares of Common Stock. See "Item 5."

PREFERRED STOCK

     Shares of Preferred Stock may be issued only to the SBA. Such shares are nonvoting and dividends thereon are preferred and cumulative to the extent of 4% of par value per annum for class B Preferred Stock. Since the Company, in order to continue to qualify as a "regulated investment company", will be required to make dividend distributions to its stockholders, the Company will be required to pay the cumulative dividend on the Class B Preferred Stock on a current basis. Prior to any liquidation or redemption or repurchase of Common Stock, the SBA, as the holder of the Preferred Stock, will be entitled to the payment of the par value of such shares, and to the payment of all cumulative dividends then in arrears. The Company had dividends in arrears on its Class B Preferred Stock of $144,000 as of December 31, 1999. As of December 31, 1999, the Company had issued and outstanding 900 shares of Preferred Stock. Under the 1940 Act, the Company is not permitted to issue any senior securities other than the Preferred Stock and debentures.

     The following table sets forth the capitalization of the Company as of December 31, 1999.

                                                             AS OF
                                                       DECEMBER 31, 1999
                                                       -----------------
                                                          (UNAUDITED)
Subordinated Debentures............................       $1,800,000
Class B Preferred Stock............................          900,000
Common Stock.......................................            1,990
Total Capitalization and Additional................        2,700,000
Class B Preferred Stock Net Assets Per Share of
  Common Stock.....................................             9.14
Number of Shares of Common Stock Outstanding.......          199,000

ITEM 20.  LONG-TERM DEBT

     In the past, the Company has sought, and will continue to seek, to obtain financing from the SBA to the maximum extent permitted under the 1958 Act for the MESBIC which loans funds to, but does not generally invest in, the equity of small business concerns.

GENERAL

     The SBA may purchase shares of cumulative preferred stock of an MESBIC for cash up to an amount equal to the MESBICs aggregate paid-in capital and paid-in surplus, net of organizational expenses and excluding any amounts paid by the SBA. As required by statute, such preferred stock must be non-voting and must yield preferred and cumulative dividends to the extent of 4% of par value per share per annum. Because the Company, in order to preserve certain federal income tax benefits available to it as a regulated investment company (see "Item 5"), will make distributions to its stockholders of at least 90% of its investment company taxable income, the Company will be required to pay this 4% dividend on a current basis. The amount of the dividends in arrears was $144,000 as of December 31, 1999 and will be paid from earnings before distribution of dividends to shareholders.

     The SBA may also purchase debentures issued by an SSBIC equal in value to the lesser of $10 million or 200% of the SSBIC's aggregate paid-in capital and paid-in surplus, net of organization and start-up expenses and excluding any amounts paid by the SBA. As required by statute, such debentures may not be issued for a term exceeding 15years and must bear an interest rate determined by statute and described above under the heading "Item 1." The actual rate of interest which will be borne by any debentures issued in the future will be determined in accordance with the applicable statutes and will depend on economic factors existing at the time the debentures are issued. The SBA's policy is to purchase such debentures only after the MESBIC has committed and/or invested 50% or more of its aggregate paid-in capital and paid-in surplus (including the amount paid by the SBA for preferred stock) to loans for small businesses, and only to the extent the SSBIC can demonstrate a need for additional financing at that time. Although such debentures may be issued for a term up to 15 years, the term of issuance is typically ten years.

PRIOR SBA FINANCING

     The Company has been able to obtain substantial financing from the SBA since its initial capitalization in 1985. As of December 31, 1999, the Company had obtained $2,700,000 of SBA financing for which it was eligible on the basis of its then existing paid-in capital. This SBA financing consisted of $900,000 received as payment for 900 Shares of the Company's Preferred Stock and $1,800,000 received in exchange for Subordinated Debentures in such total principal amount. See "Item 19."

ITEM 21.  OTHER SECURITIES

     The Company does not have authorized any security other than the capital stock described in response to Item 19 above and the long-term debt described in response to Item 20 above.

                              FINANCIAL STATEMENTS

TABLE OF CONTENTS                                             PAGE
-----------------                                             ----
Report of Independent Certified Public Accountants..........   15
Statements of Assets and Liabilities of United Capital
  Investment Corp. as at December 31, 1999 and 1998.........   16
Statements of Operations for the Years Ended December 31,
  1999, 1998 and 1997.......................................   17
Statements of Cash Flow for the Years Ended December 31,
  1999, 1998 and 1997.......................................   18
Statements of Stockholders' Equity for the Years Ended
  December 31, 1999, 1998 and 1997..........................   19
Notes to the Financial Statements...........................   20
Schedule-Investments........................................   24
Information Per Share and Ratios............................   25

                             MICHAEL C. FINKELSTEIN

                          CERTIFIED PUBLIC ACCOUNTANT

704 Ginesi Drive -- Suite 23                                      1370 Avenue of the Americas
Morganville, New Jersey 07751                                     New York, New York 10019
Tel. (732) 972-2700                                               Tel. (212) 689-4633
Fax. (732) 972-5001                                               Fax. (212) 664-1700

Board of Directors
United Capital Investment Corp.

                          INDEPENDENT AUDITORS' REPORT

     We have audited the accompanying statements of assets and liabilities of United Capital Investment Corp. (the "Company"), including the schedule of portfolio investments, as of December 31, 1999 and 1998 and the related statements of operations, cash flows and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As described in Note 2, these financial statements were prepared in conformity with the accounting practices prescribed by the Small Business Administration, which provides for specific allocations of certain types of income to specific capital accounts. As explained in Note 2, the financial statements include securities valued at $2,371,060 and $3,134,471 (130% and 154% of the net assets), whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

     In our opinion, the financial statements referred to above, present fairly, in all material respects, the Company's financial position as of December 31, 1999 and 1998 and the results of its operation and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Certified Public Accountants

February 16, 2000
New York, New York

                        UNITED CAPITAL INVESTMENT CORP.

                      STATEMENTS OF ASSETS AND LIABILITIES

                                                                    DECEMBER 31
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
ASSETS
Loans Receivable -- Long Term Portion (Note 2)..............  $2,468,133    $3,172,951
  Less: Unrealized Depreciation on Loans Receivable.........     (97,073)      (38,480)
                                                              ----------    ----------
                                                               2,371,060     3,134,471
  Less: Current Maturities -- Loans Receivable..............     345,539       444,213
                                                              ----------    ----------
          Total Loans Receivable -- Net of Current
            Maturities......................................   2,025,521     2,690,258
                                                              ----------    ----------
Current Assets:
  Cash......................................................   2,304,175     1,719,810
  Accrued Interest Receivable...............................      34,915        22,381
  Current Maturities -- Loans Receivable (Note 2)...........     345,539       444,213
  Other Assets..............................................      39,867        46,557
                                                              ----------    ----------
          Current Assets....................................   2,724,496     2,232,961
                                                              ----------    ----------
          Total Assets......................................  $4,750,017    $4,923,219
                                                              ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Long Term Debt:
  Debenture Payable to SBA (Note 4).........................  $1,800,000    $1,800,000
  Class B, 4% Cumulative, 15 Year Redeemable Preferred Stock
     (Note 5)...............................................     900,000       900,000
                                                              ----------    ----------
          Total Long Term Debt..............................   2,700,000     2,700,000
                                                              ----------    ----------
Current Liabilities
  Accrued Interest Payable..................................      20,060        20,500
  Other Current Liabilities.................................      66,714        61,742
  Accrued SBA Dividends.....................................     144,000       108,000
                                                              ----------    ----------
          Total Current Liabilities.........................     230,774       190,242
                                                              ----------    ----------
          Total Liabilities.................................   2,930,774     2,890,242
                                                              ----------    ----------
Commitments and Contingencies...............................          --            --
Stockholders' Equity :(Notes 5, 6 and 8) Class A, 3%
  Cumulative Preferred Stock, $1,000 Par Value; 1,000 Shares
  Authorized................................................          --            --
Class B, 4% Cumulative, 15 Year Redeemable Preferred Stock,
  $1,000 Par Value; 3,000 Shares Authorized: 900 Shares
  Issued and Outstanding (See Long Term Debt and Note 5)....          --            --
Restricted Capital..........................................          --            --
Common Stock, $.01 Par Value; 300,000 Shares Authorized:
  199,000 Shares Issued and Outstanding.....................       1,990         1,990
Additional Paid in Capital..................................   2,066,493     2,066,493
Retained Earnings...........................................    (249,240)      (35,506)
                                                              ----------    ----------
          Total Stockholders' Equity........................   1,819,243     2,032,977
                                                              ----------    ----------
          Total Liabilities and Stockholders' Equity........  $4,750,017    $4,923,219
                                                              ==========    ==========

                      See Notes to the Financial Statement

                        UNITED CAPITAL INVESTMENT CORP.

                            STATEMENTS OF OPERATIONS

                                                                YEARS ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1999         1998        1997
                                                            ---------    --------    --------
Revenue:
  Interest Earned on Outstanding Receivables..............  $ 273,992    $402,694    $409,898
  Interest Income on Idle Funds...........................     89,499      72,110      82,833
  Other Income............................................      9,499      11,067      15,527
                                                            ---------    --------    --------
          Total Revenue...................................    372,990     485,871     508,258
                                                            ---------    --------    --------
Expenses:
  Interest................................................    146,000     165,081     164,292
  Officers Salaries.......................................    147,000     154,000     140,004
  Professional Fees.......................................     46,215      39,833      30,393
  Insurance Expense.......................................      7,104       5,550      21,644
  Pension Expense.........................................     15,075      15,700      14,000
  Payroll and Other Taxes.................................     10,904      11,348      10,469
  Depreciation and Amortization...........................      6,690       6,920       6,921
  Other Operating Expenses................................     40,206      41,119      40,404
                                                            ---------    --------    --------
          Total Expenses..................................    419,194     439,551     428,127
                                                            ---------    --------    --------
Net Investment Income.....................................    (46,204)     46,320      80,131
Unrealized Depreciation in Value of Investments and Bad
  Debt Write-Off..........................................    130,850      57,547      77,704
                                                            ---------    --------    --------
Net (Loss) Income Before Taxes............................   (177,054)    (11,227)      2,427
Provision for Taxes.......................................        680         625         688
                                                            ---------    --------    --------
          Net (Loss) Income...............................  $(177,734)   $(11,852)   $  1,739
                                                            =========    ========    ========
(Loss) Earnings Per Common Share (Note 2).................  $    (.89)   $   (.06)   $    .01
                                                            =========    ========    ========
Actual Dividends Paid Per Common Share....................  $      --    $     --    $     --
                                                            =========    ========    ========
Common Stock Outstanding..................................    199,000     199,000     199,000
                                                            =========    ========    ========

                     See Notes to the Financial Statements

                        UNITED CAPITAL INVESTMENT CORP.

                            STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31
                                                        ---------------------------------------
                                                           1999          1998          1997
                                                        ----------    ----------    -----------
Cash Flow from Operating Activities:
  Net Income (Loss)...................................  $ (177,734)   $  (11,852)   $     1,739
  Depreciation and Amortization.......................       6,690         6,920          6,921
  (Increase) Decrease in Accrued Interest.............     (12,533)        8,319         (3,013)
  Increase in Accrued Liabilities.....................       4,531        58,643         22,252
  Unrealized Depreciation in Value of Investments.....     130,850        21,548         77,704
  Dividends Paid and Accrued..........................     (36,000)      (36,000)       (36,000)
                                                        ----------    ----------    -----------
Net Cash Provided (Used) by Operating Activities......     (84,196)       47,578         69,603
                                                        ----------    ----------    -----------
Cash Flows from Investing Activities:
  Loans Receivable Originated.........................    (330,000)     (544,524)    (1,458,280)
  Repayment of Loans Receivable.......................     962,561       972,343      1,423,736
                                                        ----------    ----------    -----------
Net Cash Provided (Used) by Investing Activities......     632,561       427,819        (34,544)
                                                        ----------    ----------    -----------
Cash Flow From Financing Activities:
  Amortization of Restricted Capital..................          --       (96,791)      (127,548)
  Increase in Additional Paid in Capital..............          --        96,791        127,548
  Increase (Decrease) in Accrued SBA Dividends........      36,000        36,000         36,000
  Decrease in Loans Payable -- Bank...................          --      (350,000)            --
                                                        ----------    ----------    -----------
Net Cash (Used) Provided by Financing Activities......      36,000      (314,000)        36,000
                                                        ----------    ----------    -----------
Net Increase in Cash..................................     584,365       161,397         71,059
Cash Balance -- Beginning of Year.....................   1,719,810     1,558,413      1,487,354
                                                        ----------    ----------    -----------
Cash Balance -- End of Period.........................  $2,304,175    $1,719,810    $ 1,558,413
                                                        ==========    ==========    ===========
Supplemental Disclosures of Cash Flow Information Cash
  Paid During the Year For:
  Interest............................................  $  146,440    $  168,309    $   158,471
                                                        ==========    ==========    ===========
  Taxes...............................................  $      680    $      625    $       688
                                                        ==========    ==========    ===========

                      See Notes to the Financial Statement

                        UNITED CAPITAL INVESTMENT CORP.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                YEARS ENDED DECEMBER 31
                                                         --------------------------------------
                                                            1999          1997          1996
                                                         ----------    ----------    ----------
Class A -- See Balance Sheet...........................  $       --    $       --    $       --
Class B, 4% Cumulative, 15 Year Redeemable Preferred
  Stock, $1,000 Par Value; 3,000 Shares Authorized: 900
  Shares Issued and Outstanding (See Long Term Debt and
  Note 5)..............................................          --            --            --
                                                         ----------    ----------    ----------
Common Stock, $.01 Par Value, 300,000 Shares
  Authorized; 199,000 Shares Issued and Outstanding....       1,990         1,990         1,990
                                                         ----------    ----------    ----------
Additional Paid in Capital -- Beginning of Period......   2,066,493     1,969,702     1,842,154
Amortization of Restricted Capital.....................          --        96,791       127,548
                                                         ----------    ----------    ----------
Additional Paid in Capital -- End of Period............   2,066,493     2,066,493     1,969,702
                                                         ----------    ----------    ----------
Restricted Capital
  Balance -- Beginning of Period.......................          --        96,791       224,339
  Amortization of Restricted Capital...................          --       (96,791)     (127,548)
                                                         ----------    ----------    ----------
  Balance -- End of Period.............................          --            --        96,791
                                                         ----------    ----------    ----------
Retained Earnings
  Balance, Beginning of Period.........................     (35,506)       12,346        46,607
  Net Income (Loss)....................................    (177,734)      (11,852)        1,739
  Less: Dividends Paid and Accrued to the SBA..........     (36,000)      (36,000)      (36,000)
                                                         ----------    ----------    ----------
  Balance End of Period................................    (249,240)      (35,506)       12,346
                                                         ----------    ----------    ----------
  Total Stockholders' Equity...........................  $1,819,243    $2,032,977    $2,080,829
                                                         ==========    ==========    ==========

                     See Notes to The Financial Statements

                        UNITED CAPITAL INVESTMENT CORP.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1  ORGANIZATION

     United Capital Investment Corp. (The "Company") was formed on May 11, 1984, for the purpose of operating as a specialized small business investment company (SSBIC), licensed under the Small Business Investment Act of 1958 and regulated and financed in part by the Small Business Administration (SBA). The Company's business is to provide financing to persons who qualify as disadvantaged persons under applicable SBA regulations.

NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The Company maintains its accounts and prepares its financial statements on the accrual method of accounting in conformity with generally accepted accounting principles for investment companies.

  Valuation of Loans and Investments

     As of December 31, 1999, all investments made by the Company have been in the form of loans to closely held corporations. The Board of Directors has valued the investment portfolio based upon the cost of such investments, less a provision for loan losses. However, because of the inherent uncertainty of the valuation, the estimated values might otherwise be significantly higher or lower than the values that would exist in a ready market for such loans which market has not and does not exist. The provision for loan losses of $97,073 represents a good faith determination by the Board of Directors. Substantially, all loans are collateralized by business assets and real estate. See schedule for analysis of loan portfolio.

  Recognition of Interest Income

     It is the Company's policy to record interest on loans and debt securities only to the extent that management and the Board of Directors anticipate such amounts may be collected. As of December 31, 1999, the Board of Directors elected to accrue interest on substantially all outstanding loans.

  Gains or Losses on Securities

     Cost of securities sold is reported on the average cost basis. Amounts reported as realized gains and losses are measured by the difference between the proceeds of sale and the cost basis of the investment without regard to unrealized gain or loss reported in prior years.

     No gain is recognized on the exchange of one investment security for another, or on the exchange of an equity or debt investment for other tangible or intangible assets.

  Furniture, Fixtures and Equipment

     Fixed assets are recorded at cost. Depreciation is computed on the straight line basis.

  Pension Plan

     The Company maintains a defined contribution money purchase plan covering all qualifying employees. A provision of $15,075 and $15,700 was included for the years ended December 31, 1999 and 1998, respectively.

                        UNITED CAPITAL INVESTMENT CORP.

  Income Taxes

     Tax provisions for the various periods were as follows:

December 31, 1999...........................................  $680
December 31, 1998...........................................  $625
December 31, 1997...........................................  $688

     The Company has registered as an investment company under the Investment Company Act of 1940 for the first year ended December 31, 1989 and intends to make the election for the current period ending December 31, 1999. A regulated investment company can generally avoid taxation at the corporate level to the extent 90% of the income is distributed to its stockholders.

  Earnings Per Share

     Earnings per share of common stock are based on a weighted average number of shares outstanding during the period, less preferred stock dividend.

NOTE 3  LOANS PAYABLE -- LINE OF CREDIT

     Effective February 25, 1993, the Company renewed a $500,000 line of credit with the Hong Kong Shanghai Banking Corp., at the New York prime rate, secured by a blanket lien on all assets and guaranteed personally for the first $150,000 by Mr. Paul Lee, President of the Company.

     During December 1998 the Company paid off the entire balance of the line of credit totaling $350,000 and reduced the total available line of credit to $150,000.

                                                                            MAXIMUM        AVERAGE
                                                              WEIGHTED      AMOUNT         AMOUNT
                                                   BALANCE    AVERAGE     OUTSTANDING    OUTSTANDING
                                                   END OF     INTEREST      DURING         DURING
DATE                                               PERIOD       RATE        PERIOD         PERIOD
----                                               -------    --------    -----------    -----------
December 31, 1999................................    --           --             --             --
December 31, 1998................................    --        4.875%       350,000        320,833

NOTE 4  LONG TERM DEBT -- SBA SUBORDINATED DEBENTURES

     As of December 31, 1998 and 1997, long term debt to the Small Business Administration consisted of the following subordinated debentures:

                                                       FIRST    SECOND
                                                       -----    ------
DUE DATE                                                 FIVE YEARS       PRINCIPAL AMOUNT
--------                                               ---------------    ----------------
September 1, 2001....................................  5.33%     8.33%       $  400,000
December 18, 2006....................................  7.08%     7.08%        1,400,000
                                                                             ----------
                                                                             $1,800,000
                                                                             ==========

NOTE 5  REDEEMABLE PREFERRED STOCK

     Effective November 21, 1989 Congress passes legislation which alters the preferred stock to a 4 percent cumulative dividend and a fifteen year call provision for all preferred stock sold subsequent to the effective date. The Company amended its certificate of incorporation to create a class A preferred stock $1,000 par value which will consist of the 1,000 outstanding preferred stock and to change the existing 3,000 authorized but unissued shares of preferred stock into a new class B preferred stock $1,000 par value which will carry a 4 percent cumulative dividend rate and a mandatory 15 year redemption.

                        UNITED CAPITAL INVESTMENT CORP.

     Subsequent to the repurchase of the 3% preferred stock (see note 8), the Company retired the class A preferred stock. On February 17, 1995 the Company sold 500 shares of its 15 year redeemable, 4% cumulative preferred stock to the SBA for $500,000 and on September 20, 1991, the Company sold 400 shares of its 15 year redeemable, 4 percent cumulative preferred stock to the SBA for $400,000. The mandatory redemption provisions call for the preferred stock to be repurchased by the Company at its face value. In accordance with Regulation S-X, the Company's financial statements present the preferred stock as Long Term Debt.

NOTE 6  PREFERRED STOCK

     As of December 31, 1999 the Company was authorized to issue 4,000 shares of cumulative preferred stock, consisting of 1,000 shares of 3 percent cumulative preferred stock and a second class of 4 percent cumulative, 15 year redeemable preferred stock, $1,000 par value.

     As of December 31, 1999, 900 shares of 4 percent preferred stock were issued to the SBA. Each share is entitled to receive 4 percent per annum. Dividends are not required to be paid to the SBA on an annual or other periodic basis, so long as cumulative dividends are paid to the SBA before any other payments are made to shareholders. Such dividends on the preferred stock will be deemed to be earned at the time dividends on the Company's common stock are declared, and accordingly will reduce the amounts available for distribution to the Company's shareholders. As of December 31, 1999, the Company was contingently liable to the SBA on the 4 percent redeemable preferred stock from January 1, 1996 to December 31, 1999 in the amount of $144,000.

NOTE 7  LEASE AGREEMENT

     Minimum rental commitments under operating leases in effect as of December 31, 1999 are as follows:

     Rental expense for the current period was $16,789. The lease expires on April 30, 2000, and calls for minimum annual rental costs of $13,860.

NOTE 8  REPURCHASE OF 3% PREFERRED STOCK

     Effective August 23, 1993, the Company amended its certificate of incorporation granting the SBA a liquidating interest in a newly created restricted capital surplus account. The Company and the SBA entered into a repurchase agreement dated October 5, 1993. Pursuant to the agreement, the Company repurchased all 1,000 shares of its 3% preferred stock, $1,000 par value, from the SBA for a purchase price of $362.257 per share, or an aggregate of $362,257. The repurchase price was at a substantial discount to the original sale price of $1,000 per share. As a condition precedent to the repurchase, the Company granted the SBA a liquidating interest in the restricted capital surplus account.

     The surplus account was equal to the amount of the repurchase discount less expenses associated with the repurchase. The initial value of the liquidating interest was equal to $637,743 the amount of the repurchase discount on the date of repurchase, and is being amortized over a sixty (60) month period on a straight-line basis. Should the Company be in default under the repurchase agreement, at any time, the liquidating interest will become fixed at the level immediately preceding the event of default and will not decline further until such time as the default is cured or waived. The liquidating interest will expire on the earlier of (i) sixty (60) months from the date of the repurchase agreement, or (ii) if any event of default has occurred and such default has been cured or waived, such later date on which the liquidating interest is full amortized. As of December 31, 1999 the restricted capital account has been fully amortized.

                        UNITED CAPITAL INVESTMENT CORP.

NOTE 9  MANAGEMENT FEES

     Effective February 9, 1993, the SBA approved the Company's request for an increase in total compensation to $160,200. Total compensation paid to officers aggregated $147,000, $154,000 and $140,004 for 1999, 1998 and 1997,
respectively.

NOTE 10  RELATED PARTY TRANSACTION

     Certain officers and directors of the Company are also shareholders of the Company. Officers' salaries are set by the Board of Directors and are also subject to maximum compensation by the SBA.

NOTE 11  FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISKS

     The Company maintained an aggregate of approximately $2,103,660 in various banks in excess of amounts that would be insured by the Federal Depository Insurance Company.

NOTE 12  COMMITMENTS AND CONTINGENCIES

     Pursuant to SBA regulations, all SSBIC's issuing debentures subsequent to April 25, 1994, were required to amend their certificates of incorporation to indicate that they have consented, in advance, to the SBA's right to require the removal of officers or directors and to the appointment of the SBA, or its designee, in the event of certain default provisions. Effective November 1994, the Company amended its certificate of incorporation in accordance with the current provision of the SBA regulation.

NOTE 13  SIGNIFICANT CONCENTRATION OF CREDIT RISK

     Approximately thirty six percent (36%) of the Company's loan portfolio consists of loans made for the financing and purchase of Dry Cleaners and related equipment.

                        UNITED CAPITAL INVESTMENT CORP.

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               DECEMBER 31, 1999

                                                                         ORIGINAL
OUTSTANDING                                 NUMBER                       MATURITY       BALANCE
TYPE OF LOAN                               OF LOANS    INTEREST RATE       DATE       OUTSTANDING
------------                               --------    -------------    ----------    -----------
Dry Cleaners.............................     11       10.00%-15.00%    4-12 years    $  893,439
Restaurant...............................     11       12.50%-14.50%    4-10 years       635,378
Deli -- Grocery..........................      7        9.50%-15.00%    4-10 years       302,597
Taxi Cabs................................      3        8.75%-13.50%    4-15 years       111,576
Medical Clinic...........................      4       11.50%-14.00%     4-6 years        67,709
Beauty Salons............................      3       12.00%-15.00%    4-15 years       133,267
Herb Store...............................      2        9.00%-14.00%     4-5 years       159,658
Clothing.................................      1       13.50%-15.00%     5-8 years        18,261
Sporting Goods...........................      1              15.00%       4 years        17,143
Art Supplies.............................      2              14.50%     4-6 years        19,662
Food & Bakery............................      1               9.00%       5 years        19,119
Manufacturing............................      1       Prime + 1.00%      15 years        58,308
Import -- Export.........................      1              12.00%       4 years        32,016
                                              --                                      ----------
                                              49                                      $2,468,133
                                              ==                                      ==========

                        UNITED CAPITAL INVESTMENT CORP.

                           SUPPLEMENTARY INFORMATION
                           PER SHARE DATA AND RATIOS
                            FOR THE FIVE YEARS ENDED

                                                                 DECEMBER 31,
                                                ----------------------------------------------
                                                 1999      1998      1997      1996      1995
                                                ------    ------    ------    ------    ------
PER SHARE DATA
Investment Income.............................  $ 1.87    $ 2.45    $ 2.55    $ 2.15    $ 2.36
Investment Expenses...........................   (2.11)    (2.22)    (2.15)    (1.91)    (1.84)
                                                ------    ------    ------    ------    ------
  Net Investment Income.......................    (.24)      .23       .40       .24       .52
Net Realized and Unrealized Gains and Losses
  on Securities...............................    (.66)     (.28)     (.39)       --        --
Dividends.....................................    (.18)     (.18)     (.18)      .44)     (.17)
                                                ------    ------    ------    ------    ------
Net Increase/Decrease in Net Asset Value......   (1.08)     (.23)     (.17)     (.20)      .35
Net Asset Value -- Beginning of Period........  $10.22    $10.45    $10.62    $10.82    $10.47
                                                ------    ------    ------    ------    ------
Net Asset Value -- End of Year................  $ 9.14    $10.22    $10.45    $10.62    $10.82
                                                ======    ======    ======    ======    ======
RATIOS
Ratio of Expenses to Average Net Assets.......    21.7%     21.8%     20.4%     17.9%     17.2%
                                                ======    ======    ======    ======    ======
Ratio of Net Investment Income to Average Net
  Assets......................................    (2.4%)     2.3%      3.8%      2.2%      4.9%
                                                ======    ======    ======    ======    ======

The Shareholders and Board of Directors
United Capital Investment Corp.

     We have examined the financial statements of United Capital Investment Corp. for the year ended December 31, 1999, and have issued our report thereon dated February 16, 1999. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

     The management of United Capital Investment Corp. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

     Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

     Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system that may have existed as of December 31, 1999. Accordingly, we do not express an opinion on the system of internal accounting control of United Capital Investment Corp. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness as of December 31, 1999.

     This report is intended solely for the use of management and the SEC, and should not be used for any other purpose.

                                          Michael C. Finkelstein, CPA

New York, New York
February 16, 1999

                PART III. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 35.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements:

          Included in Part I.

     (b) Exhibits:

          (1)  Certificates of Incorporation, as amended(i)

          (2)  By-laws(i)

          (3)  Shareholder Agreement, as amended(i)

          (4)  Safe Box Agreement(i)

          (5)  Pension Plan and Profit Sharing Plans(i)

          (6)  SBA License(i)
---------------
(i) Incorporated by reference to Amendment No. 3 N-5 Registration Statement dated May 1997

                                   SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Amendment No. 5 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on 18th day of October, 2000

                                          UNITED CAPITAL INVESTMENTS CORP.

                                          By:         /s/ PAUL LEE
                                            ------------------------------------
                                                          Paul Lee
                                                         President